CREST CAPITAL LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE IN DEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

COMPUTATION OF NET CAPITAL

Total member's equity	$	32,913
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		1,317
Non-allowable assets	$	1,317
Net capital before haircuts on securities positions	$	31,596
Haircuts on securities positions		-
Net capital	$	31,596

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	760

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Excess net capital	$	26,596
Ratio: Aggregate indebtedness to net capital		02.41

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2015	$	31,595
Net audit adjustments (Rounding)		1
Net capital per above	$	31,596

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

See Auditor's Report